December 13, 2007

Mr. Larry Greene

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Dryden US Equity Active Extension Fund, a series of
JennisonDryden Portfolios
Securities Act Registration File No. 33-9269
Investment Company Act File No. 811-4864

Dear Mr. Greene:

We filed through EDGAR on October 12, 2007 on behalf of JennisonDryden Portfolios (the “Registrant”) Post-Effective Amendment No. 36 to the Registration Statement under the Securities Act of 1933 and Amendment No. 36 to the Registration Statement under the Investment Company Act of 1940 (the “Amendment”).  The Amendment was filed under Rule 485(a)(2) of the Securities Act of 1933 solely for the purpose of adding a new, second series to Registrant, the Dryden US Equity Active Extension Fund (the “Fund”), with effectiveness designated as December 27, 2007.

This letter is intended to respond to your telephone comments of December 3, 2007 on the Amendment.  Your comments, and our responses thereto as we discussed on the phone, are set forth below.  Our responses will be reflected in a Post-Effective Amendment to be filed on or about December 21, 2007 under Rule 485(b) with effectiveness designated as December 27, 2007, which is being filed for the primary purpose of updating the financial statements of Registrant’s existing series, Jennison Value Fund, to fiscal year-end October 31, 2007.

Prospectus

1.                                     Comment:  Under “Investment Objective and Principal Strategies,” in the paragraph preceding “Did You Know,” give examples of equity-related securities.

Response:   Disclosure will be added regarding convertible securities.

2.                                     Comment:  Under “Investment Objective and Principal Strategies,” in the paragraph preceding “Did You Know,” revise the Fund’s 80% policy to remove the reference to (a) securities included in a broad-based U.S. securities index and (b) American Depository Receipts (ADRs), American Depository Shares (ADSs) and similar receipts or shares traded in U.S. markets.

Response:   Requested revisions will be made.

3.                                     Comment:  Under “Investment Objective and Principal Strategies,” in the paragraph preceding “Did You Know,” explain that the Fund may invest in issuers of any market capitalization.

Response:   Requested revisions will be made.

4.                                     Comment:    In the Fund expense examples, confirm that the 1 year numbers are net of the contractual fee waiver, whereas the 3, 5 and 10 year numbers are gross.

Response:    Confirmed.  The 1 year numbers are net of the contractual fee waiver, whereas the 3, 5 and 10 year numbers are gross

5.                                     Comment:    The first sentence of footnote (2) to the “Annual Fund Operating Expenses” table, which is the footnote to the line item in the table captioned “Dividend Expense on Short Sales,” reads, “Excludes stock loan rebate.”  Please explain.

Response:  The stock loan rebate is income to the Fund, rather than an expense.

6.             Comment:    Footnote (3) to the “Annual Fund Operating Expenses” table reads,

(3) The Manager has contractually agreed until December 31, 2008 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, dividend expenses related to short sales, extraordinary expenses and certain other expenses) of each class of shares to 1.25% of the Fund’s average daily net assets.

The Staff requested disclosure be added with examples of  “certain other expenses.”

Response:  Disclosure will be made that certain other expenses include “taxes, interest and brokerage commissions”.

7.                                     Comment:    Form N-1A requires disclosure in the table of “Annual Fund Operating Expenses” of the expenses of investments in acquired funds as a separate line item unless the amount of expenses attributable to acquired funds does not exceed 0.01 percent (one basis point) of average net assets.  See Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:    Expenses of investments in acquired funds are estimated to be less than 0.01 percent (one basis point) of average net assets.

8.                                     Comment:    Under “How the Fund Invests – Investment Objective and Policies – Long/Short Strategy,” repeat the disclosure from under the “Did You Know” text box that the Fund’s long positions may range from 100% to 150% of its net assets and its short positions may range from 0% to 50% of its net assets.

Response:   Requested revision will be made.

9.                                     Comment:     Immediately above “Other Investments and Strategies,” disclosure is made that, “The Fund’s investment objective is a non-fundamental policy that cannot be changed without shareholder approval.”    Revisions are needed for the statement to be accurate.

Response:   Disclosure will be revised to read, “The Fund’s investment objective is a non-fundamental policy that can be changed without shareholder approval.”

10.                                 Comment:   Immediately below “Other Investments and Strategies,” disclosure is made that, “In addition to the principal investment strategies, we may also use the following investment strategies to try to increase the Fund’s returns or protect its assets if market conditions warrant.”  The Staff requested that after “principal investment strategies,” add, “discussed above under ‘Investment Objective and Principal Strategies.’”

Response:   Requested revision will be made.

11.                               Comment:   Under “Other Investments and Strategies,” header references to “other” equity-linked investments and “other” equity-related securities are unclear.

Response:   Reference to “other” in the headers will be removed, and the order of the two paragraphs will be reversed.

12.                               Comment:   In the table under “Investment Risks,” label the strategies as principal or non-principal.

Response:   Requested revisions will be made.

13.                               Comment:   In the paragraph immediately above “Investment Subadviser,” reference is made to the Fund’s annual and semi-annual reports. Clarify that these reports will be available in the future.

Response:   Requested revision will be made, and disclosure will be added that, “The Fund is a new series of JennisonDryden Portfolios with no operating history prior to the date of this Prospectus.”

14.                               Comment:  Confirm that the font size of the footnotes to the Share Class Comparison Chart under “How to Buy Shares” is at least 8 point type.

Response:   Confirmed.

15.                               Comment:   Under “How to Buy Shares – Anti-Money Laundering,” the Staff requested further description of Registrant’s Anti-Money Laundering Policy.

Response:    The paragraph will be revised to read as follows (new text is underscored, below):

Anti-Money Laundering

In accordance with federal law, the Fund has adopted policies designed to deter money laundering.  Under the policies, the Fund shall not knowingly engage in financial transactions that involve proceeds from unlawful activity or support terrorist activities, and shall file government reports, including those concerning suspicious activities, as required by applicable law. The Fund has also appointed an Anti-Money Laundering Compliance Officer to oversee the Fund’s anti-money laundering policies.

16.                               Comment:   Under “How to Exchange Shares,” in the fourth paragraph under the sub-caption “Frequent Purchases and Redemptions of Fund Shares,” further describe Intermediaries consistent with footnote no. 45 of Release IC-27504.

Response:   The first sentence of the fourth paragraph will be revised to read as follows (new text is underscored, below):

If the Fund is offered to qualified plans on an omnibus basis or if Fund shares may be purchased through other omnibus arrangements such as through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment adviser, or an administrator or trustee of a retirement plan (“Intermediaries”) that holds your shares in an account under its name, Intermediaries maintain individual account records and submit to the Fund only aggregate orders combining the transactions of many beneficial orders.

Statement of Additional Information  (“SAI”)

17.                               Comment:   In Part I, under “Introduction” and under “Fund Classification, Investment Objective & Policies,” clarify that there is an existing series of JennisonDryden Portfolios named Jennison Value Fund.

Response:  The SAI within the Post-Effective Amendment to be filed on or about December 21, 2007 with effectiveness designated as December 27, 2007 under Rule 485(b) will be a combined SAI for the Fund and Jennison Value Fund, and references will be added to Jennison Value Fund.

18.                               Comment:  In “Management & Advisory Arrangements,” under “Quantitative Management Associates LLC (QMA) — Compensation,” identify the “appropriate benchmarks” against which the annual cash bonus pool is determined.

Response:   The disclosure will be revised to read as follows (additional text is underscored, below).

The size of the annual cash bonus pool is determined quantitatively based on two primary factors: 1) investment performance (pre-tax) of portfolios on a 1-year and 3-year basis relative to appropriate market peer groups or benchmarks used by the Fund and other QMA-advised portfolios, and 2) business results as measured by QMA’s pre-tax net income, based on planned and reasonably anticipated expenses.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be reached at (973) 367-1495 with any questions.

Sincerely,

/s/ Katherine P. Feld
Katherine P. Feld
Vice President & Corporate Counsel

cc: Jonathan D. Shain